Filed by Mittal Steel Company N.V.
Pursuant to Rule 425 under the United States
Securities Act of 1933, as amended

Subject Company: Arcelor S.A.
Commission File No. of Mittal Steel: 001-14666
Date: May 10, 2006

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been made in The Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company has filed, and will file, important documents with the SEC, including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all such documents because they contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on the SEC’s website at www.sec.gov and Mittal Steel’s website at www.mittalsteel.com.

Mittal Steel Company Press Conference Call (morning)
May 9, 2006

Corporate Speakers

•	Lakshmi Mittal	Mittal Steel Company	Chairman and CEO
•	Wilbur Ross	Mittal Steel Company	Member of the Board of Directors

PRESENTATION

Operator: Forward-looking statements - - this communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor SA and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, and expectations with respect to future operations, products, and services, and statements regarding future performance. Forward-looking statements may be identified by the words believe, expect, anticipate, target, or similar expressions.

Although Mittal Steel’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in or implied or projected by the forward-looking information and statements.

These risks and uncertainties include those discussed or identified in the filings with the [Metal Ends] Authority for the financial markets and the SEC made, or to be made, by Mittal Steel, including, in the latter case, on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise. No offer to exchange or purchase any Arcelor shares or convertible bonds has been made in the Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium, and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares. Such an offer will be made only pursuant to official offer document approved by the appropriate regulators.

Important information - - in connection with its proposed acquisition of Arcelor SA, Mittal Steel Company has filed important documents with the SEC, including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor Security holders are urged to carefully read all such documents because they contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on the SEC’s website at www.sec.gov, and at Mittal Steel’s website at www.mittalsteel.com.

Unidentified Speaker: Thank you very much to everyone for coming this morning at such late notice. I would just like to start by introducing the executives on the panel today. First of all, Mr. Mittal, Chairman and Chief Executive of Mittal Steel. Beside him is Mr. Wilbur Ross, who is one of the non-executive directors of Mittal Steel. Beside Wilbur is Aditya Mittal, President and CFO, and beside him, Roeland Baan, Chief Executive of Mittal Steel, Europe.

I now have pleasure in handing over to Mr. Mittal.

Lakshmi Mittal: Good morning, ladies and gentlemen. Thank you for agreeing to join us on such short notice. We have called this press conference because there have been some important developments in our proposal to combine Mittal Steel and Arcelor. Some of you, I’m sure already have read our press release and the press release that Arcelor issued late last night after we informed them of our intention to disclose this recent development this morning. In case you have not, allow me to highlight the main points and then we will take questions.

As you know, we have said from the beginning that we would prefer to have a friendly dialogue with Arcelor. With this in mind, over the past two weeks, we have made various efforts to initiate a dialogue with Arcelor in the hope this might lead to a meeting. In our correspondence, we have indicated to them that we would be willing to make changes to our corporate governance and amend our offer in the event of a common deal. We have also shared with Arcelor our full investor plan and have addressed, in writing, a number of areas that they had identified.

We believe that such a dialogue would be in the best interest of all the stakeholders, as there is no doubt in our mind that this combination creates a much stronger company with better long-term prospects. However, I am disappointed to have to report that we have not made the progress I would have liked. I do not discern a willingness on the part of Arcelor to enter into a meaningful discussion to reach a common transaction. Furthermore, we have reasons to believe that they are putting roadblocks in terms of the stock exchange regulatory process. Let me outline, briefly, some of the improvements we propose in the context of the recommended offer.

We suggested enlarging the Mittal Steel board to 14 members, with Mittal Steel and Arcelor equally, re-posted with six members each, plus two for the independent directors. We proposed a management board of six people with Mittal Steel and Arcelor equally represented. We proposed moving to a one-share, one-vote principle with long-term shareholders being rewarded with an enhanced vote. We also said that, in the context of the recommended transaction, Mittal Steel would be prepared to revise the value of its offer. I should stress that we have not changed our view on the underlying value of Arcelor and believe our current offer, which values Arcelor at over 50% premium [to it’s] offer price is very fair. However, we would attach some additional value to a recommended offer.

We had hoped that these proposals would be sufficient to carry the dialogue on the part of Arcelor. This has not been the case. Arcelor is now taking the position that it does not have enough information to meet with us. We are surprised because we believe that the level of disclosure and information that we have here, including the 100-days plus investor plan, and that we have shared with them is absolutely unprecedented. They also claim that they need a business plan to assess the value of our shares. We do not believe that that is at all necessary or appropriate. Mittal Steel shares are listed on the New York Stock Exchange and Euronext Amsterdam, enjoy great liquidity, and are widely followed by investors and analysts. One does not assess the value of these shares by looking at the business plan.

We hope that this is not another pretext not to engage in discussions with us or to put another roadblock in the way of this communication. We are now focused on our offer opening and sending out the prospectus to shareholders. We remain very confident as to the strategic and financial appeal of our offer and are resolute in our intention to see this through to a successful completion. Before closing, I would also like to comment on a new board appointment we are making today in the context of the steady evolution of the corporate governance of Mittal Steel. Mr. Francois Pinault has agreed to join the board of Mittal Steel. As you all know, Mr. Pinault is one of France’s most successful and respected business leaders, and is the founder and former President of Artemis Group and of French repeal and luxury brands company, PPR.

We are delighted to welcome a man of such status and achievement. His wide knowledge of European business will be a great asset to Mittal Steel, as it builds his businesses going forward. Before opening the floor to questions, I would now like to pass the podium over to our non-executive director, Wilbur Ross, who has a few comments to make. Thank you.

Wilbur Ross: Ladies and gentlemen, it is my pleasure to be with you here in London today. I share Mr. Mittal’s disappointment that, despite our willingness to make amendments in the context of the recommended offer, at this stage, we have not been able to succeed in engaging Arcelor in any meaningful dialogue. I feel this is particularly disappointing for Arcelor’s shareholders, as I am confident that, for them, the combination with Mittal Steel is the best option, in terms of long-term growth and value creations. I can say from first-hand experience, as I merged my own business, International Steel Group, with Mittal Steel, back in October, 2004.

ISG was in a similar position to Arcelor. It was a market leader in a high-quality market, but its organic growth opportunity was relatively limited. Like Arcelor, we had ambitions to expand internationally, and we took the decision that these ambitions would be best, and most quickly achieved, by combining with Mittal Steel. As a shareholder myself, I can say that this was absolutely the right decision. In addition to the considerable synergies the deal created, Mittal Steel also provided us with access to high-growth markets that would have taken years for us to create for ourselves. I believe the same will be true for Arcelor. The businesses of Arcelor and Mittal are entirely complimentary, and the combination of the two companies is entirely logical.

I would remind you that, with the obvious exception of Arcelor, no one at all has questioned the industrial logic of this transaction. Indeed, the fact that EUR10 billion of value has been created in these two companies stocks since our offer was announced reflects the favorable market response. EUR10 billion is a very powerful report card on the deal. Against this backdrop, in not entering into a dialogue with Mittal Steel, despite our improved amendments, one must question whose interest the Arcelor board is working for, its own or its shareholders. They are mainly former Arcelor employees, and they are acting more like court jesters than like fiduciaries for their shareholders.

I would also like to take this opportunity to touch briefly on the area of corporate governance. This is an area where we are very aware Arcelor has tried to create a negative impression. As a non-executive director of Mittal Steel, I can tell you very firmly that there is absolutely nothing wrong with the actual corporate governance of this company. As far as I am concerned, Mr. Mittal is the best manager in the steel industry, with an extraordinary track record, and whose interests are 100% aligned with those of the minority shareholders. I find it astonishing that Arcelor, which has clearly demonstrated in recent weeks that it has little concern for the interests of its own shareholders, should be given any credibility in its attempts to paint a contrary picture.

I would just like to conclude by echoing Mr. Mittal’s resolution to see this offer through to a successful conclusion. Ahead of the offer opening next week, we are in a confident frame of mind, and look forward to the shareholders of Arcelor finally being able to make their own judgment on this offer. Thank you.

Unidentified Speaker: We would now like to open the floor to questions. Henry?

QUESTION AND ANSWER SESSION
Henry Teitelbaum: Henry Teitelbaum from Dow Jones Newswires. Good morning. Mr. Mittal, I am just curious to know, given your willingness to amend your offer in an agreed environment, whether you are willing to consider raising the cash proportion of the offer, and whether you could tell me to what extent you are willing to do so. Thank you.

Lakshmi Mittal: Our offer that we have made is already very attractive, and the value [technical difficulty] is more than 12 million. [Sorry] for saying this [number]. 10 million has gone to 12. The offer that you made initially was of EUR28 and, based on the share prices today, it is around EUR33 already. What we have said that, in case of the recommended transaction, we attach a marginal value to improvement. Otherwise, we believe our offer is already very attractive, and shareholders have already seen the value creation.

Roger Mans: [Roger Mans], [inaudible]. When you were speaking, Mr. Mittal, you talked about putting the - - you thought that Arcelor was putting roadblocks in the regulatory progress. Could you expand a little bit on that, how you think that is happening?

Lakshmi Mittal: We have been seeing the train since the announcement of this transaction, that clearly, Arcelor management has not been willing to engage in dialogue with us. First time we contacted them was in February, and then they told us that they are not willing to engage in dialogue. Then again, we approached them on April 19, and we have been trying to engage them in a dialogue, and we have not seen this.

And between February and April, we have seen that there have been few attempts by them, in terms of the [inaudible] announcing of the dividend. So, we have this trend. We show that they like to put roadblocks. And with the regulatory process, we heard that they like to participate in the regulatory process with the regulators. Last week we heard that they have [inaudible] 1979, where Arcelor would like to look at our prospectus, which we have filed with the various regulatory authorities. So, we have reasons to believe that they would continue to put roadblocks.

Omar Schlaknov: [Omar Schlaknov], Industrial Financial [inaudible]. I don’t fully understand the situation. What I understand is that Arcelor is possibly willing to engage in dialogue, at least [inaudible] themselves. Will such a meeting take place in the short term and let’s say, well, what you are saying today, let’s say darken the atmosphere there?

Lakshmi Mittal: I think we are not there yet. If you read the replies that we received from Arcelor, which we have put in here, they are asking us to give them a business plan, and they are questioning the value, which is - - they said the value is inadequate. You give us the business plan, they do not see the logic of combination. We have supplied them with a 100-page document on investor logic. We have explained to them about our customer policy. We have explained to them our flexibility to do things in corporate governance, equal board members, and equal management team. We have also said that we attach some value to the shares in case of the recommended transactions.

So, still they have not engaged us in dialogue, which means it is like opening a door with a wall in front of us. So, this is how we see the situation today. Business plan, which we cannot really share with them. It is not appropriate for us to share business plan because of regulatory and competition issues. Our shares are [inaudible] every day in the stock market in New York and the Stock Exchange. The investors are not looking at our business plan on a daily basis. They know the value of the Company. They know the growth prospects, and our shares are fully traded. So, there is already a Mittal Steel value, a shares value in the market. There is already investor logic documents. Business plan is one that cannot be shared because of regulatory and competition issues. So, we see that willingness is there on the paperwork. In fact, it does not really mean much at this time.

Angela Jameson: [Angela Jameson] from The Times. Can you tell me whether there is any clearer idea when your offer document will be delivered? And also, isn’t it typical to persuade someone to talk by actually raising the offer first? I am just surprised that you have not reconsidered the normal route.

Lakshmi Mittal: Would you like to take this?

Unidentified Company Representative: We have - - the offer has increased dramatically in value. We started at EUR28. Today it is almost EUR33. There is EUR12 billion in value created. We indicated to them that if we sit down together, clearly there is value in a recommended transaction. So, it was in good faith. It was in good spirit. It is evident that they need to sit down with us, yet we believe they are creating unnecessary difficulties for us to achieve that.

At this point in time, we are focused on getting the offer document approved. As you said earlier, we believe they are also creating roadblocks in that environment. They are invoking laws, which are old laws, and not only requiring to review the prospectus, but all the correspondence we have had with all the regulators.

The regulators should be doing their job. Arcelor needs to be doing its own job. Arcelor has the chance to comment on our prospectus five days later, in publishing their own offering prospectus, yet they want to scrutinize the activities we are having with the regulators comment on that, which is creating delays. So, we cannot sit here today and tell you when the offer document will be approved. From the comments we received from the regulators, we are basically done. Yet, Arcelor has interfered in the process. And we hope, by sometime next week, the offer documents should be approved.

Peter Marsh: [Peter Marsh], Financial Times. The first question is, when you say, if you did have a recommended offer, you might be considering revising the offer, what kind of percentage increase would you be thinking of? And the second question is - -

Lakshmi Mittal: I think you should not be asking this question. That is for Arcelor to ask.

Peter Marsh: All right. And then the second question is, a few weeks ago, I actually wrote a story saying you were considering changing the voting rights structure to have a one-share, one-vote principle, and about two hours after I wrote the story, you put out a press release saying, no, we are not considering it, when clearly, you were, or you are now. But what has caused you to change your mind?

Unidentified Company Representative: Peter, we have always said that we like to have a friendly discussion. We want to engage with Arcelor for a dialogue. And this process is evolving, and we feel that, to have a friendly dialogue, we have to look at the corporate governance. Why don’t we look at it? We consulted our board members. Wilbur has been very supportive to this process. He has all the time been fully involved.

And this has been the view of the board, also, to look at this corporate governance. And to make this transaction happen and to have a friendly dialogue in the interest of Arcelor shareholders and in the interest of Mittal Steel shareholders and also looking at the number of employees involved in this company. So, we decided to change.

Matthew Crays: [Matthew Crays], [Vlindic News]. I just wanted to ask a question about the election of Mr. Pinault. We know that he actually used a similar legal structure as Arcelor did with [Difasco] when he effectively [inaudible] the Gucci brand. I am just curious as to why you have chosen to elect Mr. Pinault.

Lakshmi Mittal: He is the leading business man of Europe, and he is the most successful visionary businessman in France. He has founded one of the most successful business empires. I really admire what he has done, and we have become good friends. We have known each other since we launched this transaction, and the board felt that this morning - - yesterday the nomination committee met and they feel that he is the best choice as an independent director to this board. It is good to have a person who has handled this situation.

Unidentified Audience Member: [inaudible - microphone inaccessible] the link between what Pinault did with Gucci and what Arcelor has done with Difasco, or is this just mere coincidence?

Unidentified Company Representative: I also believe that it was not Pinault who did the Gucci structure. It was Gucci who did it, and he came in as the white knight and corrected the situation. So, I do not believe that association is entirely correct, and purely a coincidence.

Unidentified Company Representative: It is coincidence, yes.

Andrea Morovsky: Good morning. [Andrea Morovky] from the French [inaudible]. Two quick questions on corporate governance. The voting rights - - are you considering to go under the 50% voting rights in a new entity? And in your proposal to split the composition of the management board, 3 and 3, how would you consider to split the roles between Chairman, CEO and CFO?

Lakshmi Mittal: On the management, these are the proposals that we have made to Arcelor, and all these things required further discussions with the management of the company. At this time, we believe that we would like to have more than 50% share holding. We are not changing our position on that.

Christopher Rilatusso: [Christopher Rilatusso] from [Steel Week]. You had spoken about how Arcelor has basically tried to block every effort you have made toward engagement and with regulatory authorities. I am just wondering, in the week leading up to when you are hoping to put out the offer, do you fear that Arcelor might try and take any other steps? And if they do, what do you think that you might do to counter this?

Lakshmi Mittal: We only hope that the Board of Directors of Arcelor and the management of Arcelor recognize the value of this combination. I hope that they also understand that now, at this time, the business should be left to the shareholders of the company, not by the board and the management. I have said it before, and I like to repeat that, the management of the company is a tenant and the Board of Directors are trustees and shareholders are the owners. In a situation like this, the decision should be left to the shareholders of the company.

Christopher Rilatusso: And that brings me to another question. Considering what happened at the AGM in Luxembourg a week and a half ago, does that cause you any concern going forward for when you put out your offer to shareholders?

Lakshmi Mittal: AGM is a non-event for us. First of all, it was not represented by more than 25% of the shareholders of the Company, and even our transaction was not on the agenda for discussion. So, for us, it was a non-event, and it had routine matters for approval.

Unidentified Company Representative: For example, we had engaged with Arcelor pre the AGM, right? We were already having a dialogue with them. So, from our point of view, we did not wait for the results of the AGM. It was a non-event, in terms of these discussions, as well.

Unidentified Audience Member: Another quick governance question. With regard to the [inaudible] shareholder rights that would apply to long-holding shareholders, I am just interested to know who that would apply to and whether that would also apply to long-holding shareholders of Arcelor shares?

Unidentified Company Representative: Yes. The way this long-term boarding structure works basically is, it applies to all shareholders. All shareholders have equal rights in the Company, including the new Arcelor shareholders, post this transaction, and it is defined on a period of time. So, if you have been holding the shares for more than a year or two years, you get double voting rights. Less than that, you get the single voting rights. And what it encourages and promotes is a long-term association with the Company, and a shareholder base, which is focused on the long-term. And it provides equality in terms of corporate governance, but promotes a more stable and long-term oriented shareholder base.

Matthew Crays: Matthew Crays from Vlindic again. What is your strategy now with Difasco? Do you need effectively friendly talks so that you can effectively unlock this asset and sell it on [inaudible]? How do you deal with this?

Lakshmi Mittal: No, we always like to have a friendly talk, but our lawyers are looking into the ways to unfold this [inaudible]. And we believe there are possibilities and there are ways to unfold this structure that has been created around Difasco.

Matthew Crays: Could you effectively lease it to [inaudible] if you couldn’t sell it?

Lakshmi Mittal: We do not want to discuss different options to unfold it at this time.

Henry Teitelbaum: I am just curious, what proportion of Arcelor shareholders do you believe support your bid at this point?

Lakshmi Mittal: If share price is a reflection of support, I think a large amount of shareholders are supporting this transaction.

Unidentified Speaker: We will take three last questions.

James Rosseter: [James Rosseter] from the Evening Sun. Just two questions. First, on the appointment of the new non-executive, how is that going to help your discussions with the French government, and can you use Mr. Pinault for any behind-the-scenes pressure on the government, perhaps another meeting with Mr. Breton to bring people to their senses at Arcelor?

And secondly, can you just run over for me the level of acceptance, as I am not clear that you are willing to take over Arcelor is it 50% and where this level would lead you, should you need to compulsory acquire minorities? If you [are] as a hedge fund and you were to compulsory acquire minorities, I would just sit there and wait for you to have to make an all-cash offer, if I understand the new [inaudible] rules. Can you illuminate me on that?

Lakshmi Mittal: At this time, our advisors are in discussions with the French authorities and we have been in correspondence with them. We are responding to all your questions in terms of investor logic, in terms of employment in growth and in investment, and this dialogue is continuing, not only with the French government, but with the other governments as well.

James Rosseter: Is that outside the role of Mr. Pinault, what role he can bring with all his clout?

Lakshmi Mittal: Mr. Pinault, as an independent, non-executive board member, will definitely bring a lot of values to the board of Mittal Steel. As a European businessman, he has all the experience of Europe, working in all different parts of Europe, and he would represent the director from France.

Unidentified Company Representative: Just to - - perhaps a little differently. We do not foresee any political issues. I think, as you have seen, the political dialogue has been going on with various governments. They have received our business industrial plan and are reviewing it, and generally, the atmosphere is good. So, we do not need Mr. Pinault to join our board to solve the political issue in France. He is joining our board because he brings in a great European industrial background, as well as being an imminent person.

In terms of your second question, in terms of the waiver process, we require, which we can obviously waive, but a majority control of Arcelor post the offer. We have various options available to us post owning the majority of Arcelor stock. One is to do another offer along the same lines. Number two is to try and affect a merger between the two companies and, through that process, gain a larger portion of the equity of Arcelor. So, there are various avenues, which are available to us, and we would take those decisions based on the results of the tender. And all of this would be disclosed, obviously, in the offering prospectus.

Ahn Schumann: Mr. Mittal, hi, it is [Ahn Schumann] from Reuters. I just need to check with you on - - you said you are willing to revise the offer. What about - - are you willing to cut down the family stake bill of 51%? Is that also part of the willingness in the changed offer?

Lakshmi Mittal: [Ollie] just replied on this.

Ahn Schumann: I’m sorry. It is not clear.

Unidentified Company Representative: At this point in time, there are no plans to reduce the family stake below 50% in the Company.

Ahn Schumann: And just a follow-up question, you said that, going by the stock market reaction, obviously you think institutional investors are with you, but that has been happening since the first day when you announced the offer. What about your talks with institutional investors? What proportion do you think - - or what percentage have said that they are willing to go with you for the offer?

Lakshmi Mittal: It is very difficult to say what percent it is, but we can say that we are very encouraged by our meetings with the investors and all of the institutional investors. We have clearly seen that they like this kind of conservation. They believe in the investor logic of this transaction, and I am confident that they will make the right decision when it comes to trading their shares.

Wilbur Ross: If Arcelor were not frightened about the verdict of the shareholders, I do not think they would be throwing up all the roadblocks that they are.

Unidentified Speaker: One final question. [Phil].

Unidentified Audience Member: Hi. I was just wondering how many times you actually approached Arcelor to have these formal discussions. And also, if you could elaborate on why you wouldn’t reduce your stake below 50% because we never actually heard it from the horse’s mouth, as it were.

Unidentified Company Representative: We actually approached Arcelor first in February. We made a call soon after our announcement, and we suggested to them that we needed to sit down and have a meeting. They wrote back to us saying they are not interested in sitting down with us at that point in time, and we reinitiated the contact as per this press release, I believe it was the 8th - - 19th of April, and the rest is obviously fully disclosed. Do you want to answer why we won’t go below 50%?

Lakshmi Mittal: We believe that having 50% - - we have demonstrated in the past that having the majority shareholding in the Company, we are fully aligned with the shareholders’ interests. It is very clear that, if we have such a large shareholding, our value of the shares is determined by the minority shareholders because they are trading in our stocks, not we.

And they’re also [here] history to demonstrate that family influence and family-run companies have created more values for the shareholders than the truly public companies. And we believe that 50% is very important for the family. First of all, they have [relaxed] their corporate governance from 88%, voting rights and now I definitely believe that we must have 50% shares to continue to create value for the shareholders of - -